EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION
Aerostar International, Inc.	South Dakota, USA

GTH, Inc.	Minnesota, USA
(formerly known as Glasstite, Inc.)

Raven Industries Canada, Inc.	Nova Scotia, CANADA